Exhibit 4.26

English Summary of “Customized Property Alteration Entrustment Agreement

Vimicro-Xuzhuang Science and Technology Headquarters Project”

This Agreement is entered into by and between Jiangsu Vimicro Electronics Corporation (“Party A”),Nanjing Zhongna Construction Engineering Co., Ltd. (“Party B1”) and Nanjing Juxiang Wire and Cable Co., Ltd. (“Party B2”) on August 13th, 2014. The Parties hereby reach the following terms on related matters of Customized Property:

Preconditions of Customized Property Alteration

1. Party B shall meet Party B’s requirements for being a leading industry and shall perform independent accounting of the relevant enterprise entity within the scope of Party B’s jurisdiction. Party B shall not, without Party B’s prior consent, at its own accord, change its business scope after entry into Xuzhuang Software Park (the “Park”). Party C shall comply with all laws and regulations of the People’s Republic of China as well as all rules and regulations of the Park.

Content of Customized Property Alteration

2. Basic Information about and Price for Customized Property:

The Property is located in Building 2, Vimicro-Xuzhuang Industry Base, 5th R & D Area, Xuzhuang Software Park, Xuanwu District, Nanjing, with the customized price totaling RMB 43.4857 million, among which Party B1 with 23.8048 million and Party B2 with 19.6809 million.

3. Method and Timing of Payment

Within certain time limit of signing of this Agreement, completion of the underground works, completion of the main structure, final acceptance, delivery, and issuance and delivery of property ownership certificate, Party B shall pay payment to the account which is jointly supervised and managed by Party A and Party B by six phases.

4. The Delivery Date of the Property shall be subject to Party A’s notice of payment. If Party B fails to pay the agreed payments on time according to this Agreement, Party B shall pay 0.05% of the total amount payable for each day to compensate the other Party. For payment of such total amount after thirty days starting from the day on which such payment is late, the performing Party has the right to terminate this Agreement.

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5. The Property shall be specially used for offices, software R&D, system integration, animation design, corporate headquarters and related application services, technical services and supporting services. This covenant is a major condition of this Agreement and Party C shall not change the usage.

Property Delivery

6. The Parties shall deliver the Property in accordance with standards and time of notice agreed in this Agreement. If Party B has no good reasons to refuse to accept the Property, property delivery shall be deemed to complete upon the date in Party A’s written notice. All risks and relevant expenses shall be borne by Party B after delivery of the Property.

7. Party A shall undertake value-added tax for transfer of land, assist Party B in going through Housing Ownership Certificate and State-owned Land Use Right Certificate with Administrative Committee of Nanjing Xuzhuang Software Industry Base. Party A and Party B shall assume their respective taxation in accordance with national laws and regulations, and Party B shall bear other expenses. While handing the transfer, if the property price agreed in this Agreement is lower than the minimum tax price determined by relevant departments of the government, the corresponding taxes of such balance shall be borne by the Party that shall undertake such taxes.

Restrictions on Property Transfer

8. If Party B has obtained property-related certificates, Party B can transfer research and development building to a third party meeting the positioning of Xuzhuang Industry Base and the admission conditions of the same. If the business scope of the Transferee fails to meet positioning of Xuzhuang Industry Base and the admission conditions of the same, Party B shall be entitled to repurchase such property as negotiated price or evaluated price. If Party B transfers the Property to a third party without notice to Party B, Party B shall indemnify Party B for its losses.

9. The property shall not be transferred without the property ownership certificate. If Party B transfers the property without authorization, Party A and Party B have the right to terminate such agreement, and Party B shall bear all liabilities by its own.

Liabilities for Breach of Agreement

10. If Party B delays payment for the Property beyond a certain time limit or causes a fundamental breach of this Agreement, Party A has the right to terminate this Agreement, and Party B shall pay to Party A 20% of the amount specified in this Agreement as damages.

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11. After Party B performs obligations in accordance with this Agreement and the project meets delivery conditions, Party A shall pay Party B 20% of the amount specified in this Agreement as liquidated damages if Party A fails to go through Housing Ownership Certificate and State-owned Land Use Right Certificate and still fails to go through and deliver such certificates within certain time limit upon Party B’s written interpellation, or the Property delivered by Party A is identified by nationally recognized agencies to have structural quality problems that endanger the safety of the Property.

12. If this Agreement cannot be fulfilled as a result of the provisions of existing laws or policies, or laws or policies which come into existence after the date of this Agreement, or due to force majeure, this Agreement shall automatically be terminated. None of the three parties shall be liable for breach of contract.

Miscellaneous

13. If there is any conflict that arises out of the performance of this Agreement, the three Parties shall seek a settlement through friendly negotiations. If they fail to reach an agreement, any either Party may file a lawsuit in the People’s Court where the Property is located.

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